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17004823

SECUF

Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-51290

# ANNUAL AUDITED REPORT

## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matsonford Road Building 5 Suite 300
(No. and Street)

| Radnor | PA | 19087 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shannon O'Neill 610-386-4034
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 1700 Market Street | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*
*SEC 1410 (06-02)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

I, Gregory Frost, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
VP and Controller

Subscribed to before me this day of February 24, 2017.

2/24/17

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Charlene DeLan, Notary Public
Upper Frederick Twp., Montgomery County
My Commission Expires Oct. 22, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

# Hartford Funds Distributors, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Statement of Financial Condition as of
December 31, 2016, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Regulation 17a-5(e)(3) under the SEC Act of
1934 as a **PUBLIC** document.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors of Hartford Funds Management Group, Inc.
and Member of Hartford Funds Distributors, LLC**

We have audited the accompanying statement of financial condition of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hartford Funds Distributors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

# HARTFORD FUNDS DISTRIBUTORS, LLC
**(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)**

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2016

*($ in thousands)*

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 70,114 |
| Prepaid commissions | | 11,746 |
| Receivables: | | |
| Hartford Funds | | 17,143 |
| Affiliates | | 2,892 |
| Other assets | | 804 |
| TOTAL ASSETS | | 102,699 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accrued compensation and benefits | | 17,350 |
| Accrued expenses and other liabilities | | 16,886 |
| Due to affiliates | | 13,566 |
| Total liabilities | | 47,802 |
| Commitments and Contingencies (Note 8) | | |
| Member's capital | | 20,430 |
| Retained earnings | | 34,467 |
| Total member's equity | | 54,897 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 102,699 |

See notes to Statement of Financial Condition.

## 1. ORGANIZATION

Hartford Funds Distributors, LLC (the "Company" or "HFD") is a single member Limited Liability Company and a wholly owned subsidiary of Hartford Funds Management Group, Inc. ("HFMG"), whose ultimate parent is The Hartford Financial Services Group, Inc. ("The Hartford" or "Parent").

HFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Alternative Strategies Fund (collectively, "Hartford Funds") as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation and Use of Accounting Estimates** — The Statement of Financial Condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Significant estimates in the Company's Statement of Financial Condition include whether there is a need for a valuation allowance on deferred taxes and the consideration of contingent liabilities. Actual results could differ from those estimates.

**Cash and Cash Equivalents** — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and money market securities redeemable on demand.

**Prepaid Commissions** — Prepaid commissions are paid to external broker-dealers on sales of class A, B, and C shares of Hartford Funds. The Company recovers prepaid commissions through monthly receipt of distribution fees from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 72 month period depending on the share class, or until the underlying shares are redeemed. The Company reviews the recoverability of prepaid commissions as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly. Based upon the Company's assessment as of December 31, 2016, no impairment occurred.

**Receivables from Hartford Funds**— Receivables from Hartford Funds include distribution fees and are carried at cost.

**Receivables from Affiliates and Due to Affiliates** —Amounts due from affiliates include receivables from Hartford Funds Management Company, LLC ("HFMC") for related party services and receivables from The Hartford for income tax as described below. Amounts due to affiliates primarily include state tax and general operating expenses.

**Income Taxes** — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and would be included in its Parent's consolidated federal income tax return and certain combined state income tax returns. However, the Company and The Hartford have entered into a tax sharing agreement under which each member in The Hartford's consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the Hartford's consolidated tax return. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at The Hartford's consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2016, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

**Revenue recognition**— The Company has a Related Party Services Agreement (the "Related Party Agreement") with HFMC. Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid pursuant to the terms of the respective contractual agreement, which requires monthly payment.

Distribution fees are recorded as revenue in the period in which services are performed and are presented net of commission expense incurred from external broker-dealers. Distribution fees include Rule 12b-1 fees which are collected in connection with activities intended to result in the sale of Hartford Funds. Hartford Funds allows for payment to the Company of 0.25% to 1.00% of average daily net assets under management on various share classes on an annual basis.

Underwriter concession is earned on the sale of class A shares of Hartford Funds. Upon purchase of class A shares, the shareholder is required to pay the initial sales charge of up to 4.75% to the selling-broker and an underwriter concession to HFD of up to 0.75% of the dollar value of the shares purchased. The sales charge for class A shares typically declines as the shareholder's investment amount increases.

**New Accounting Pronouncements** — The Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is

expected to be entitled in exchange for those goods or services. The new revenue recognition accounting guidance is similar to current accounting for many transactions and is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. Early adoption is permitted as of January 1, 2017. The Company will adopt on January 1, 2018 and has not determined its method for adoption. The adoption is not expected to have a material effect on the Company's Statement of Financial Condition.

## 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The Company's fair value framework includes a hierarchy that gives the highest priority to the use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs. The fair value hierarchy levels are as follows:

*Level 1* — unadjusted quoted prices for identical assets, or liabilities, in active markets that the Company has the ability to access at the measurement date.

*Level 2* — primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

*Level 3* — derived when one or more of the significant inputs are unobservable (including assumptions about risk).

Inputs used to measure fair value may fall into different levels of the fair value hierarchy. The Company classifies financial assets and liabilities by level based upon the lowest level input that is significant to the determination of the asset or liability's fair value.

The following table presents assets measured or disclosed at fair value on a recurring basis:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market funds | $ 69,583 | $ - | $ - | $ 69,583 |

The fair value of money market funds is measured using quoted prices for identical assets in active markets. All other assets and liabilities are carried at contractual amounts approximating fair value because of their short-term nature.

Transfers of securities among the levels occur at the beginning of the reporting period, however, the Company had no transfers between levels for the year ended December 31, 2016.

## 4. TRANSACTIONS WITH RELATED PARTIES

Receivables from affiliates include $232 from HFMC for services provided under the Related Party Agreement and $2,660 from The Hartford for federal income taxes. Amounts due to affiliates include $1,837 to The Hartford for state income tax and $11,659 for general operating expenses.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to the Parent or affiliates. Transactions with affiliates are settled monthly with cash transfers.

## 5. BENEFIT PLANS

Substantially all employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. The Hartford's contributions include a non-elective contribution of 2.0% of eligible compensation and dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Hartford also maintains a non-qualified Investment Savings Plan. Eligible compensation includes overtime and bonus but is limited to a total, for the Investment and Savings Plan and Excess Savings Plan combined, of $1,000 annually.

## 6. INCOME TAXES

The Hartford and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions as applicable. The federal audit of the years 2012 and 2013 began in March 2015 and is expected to be completed in 2017. The Company believes that adequate provision has been made in the Statement of Financial Condition for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

Deferred tax liability of $70 is included in amounts due to affiliates on the Statement of Financial Condition. At December 31, 2016, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

## 7. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, member interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2016:

| | |
|---|---|
| Required net capital | $ 3,187 |
| Net capital | $ 32,502 |
| Ratio of aggregate indebtedness to net capital | 1.47:1 |

## 8. COMMITMENTS AND CONTINGENCIES

In February 2011, when the Company was then known as Hartford Investment Financial Services, LLC ("HIFSCO"), a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that HIFSCO received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. HIFSCO moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In November 2011, plaintiffs filed an amended complaint on behalf of The Hartford Global Health Fund, The Hartford Conservative Allocation Fund, The Hartford Growth Opportunities Fund, The Hartford Inflation Plus Fund, The Hartford Advisors Fund, and The Hartford Capital Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between HIFSCO and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation the Company received, in addition to lost earnings. HIFSCO filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fee claims. In March 2014, the plaintiffs filed a new complaint that, among other things, added as new plaintiffs The Hartford Floating Rate Fund and The Hartford Small Company Fund and named as defendant HFMC, which assumed the role as adviser to Hartford Funds as of January 2013. In June 2015, HFMC and HIFSCO moved for summary judgment for all parties. The court granted judgment for HFMC and HIFSCO with respect to all claims made by The Hartford Small Company Fund and certain claims made by The Hartford Floating Rate Fund. The court further rule that the appropriate measure of damages on the surviving claims is the difference, if any, between the actual and advisory fees paid through trial and those that could have been paid under the applicable legal standard. A bench trial on the issue of liability was held in November 2016 and a decision is expected in 2017.

In addition to the inherent difficulty of predicting litigation outcomes, the litigation above purports to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel applications of complex legal theories. The alleged damages are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. The application of the legal standard identified by the court for assessing the potentially available damages is inherently unpredictable, and no legal precedent has been identified that would aid in determining a reasonable estimate of potential loss. Accordingly, management cannot reasonably estimate the possible loss or range of loss, if any.

## 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 24, 2017, the date the Statement of Financial Condition was available for issuance. No events were noted that were required to be recorded or disclosed in the Statement of Financial Condition.

* * * * *